Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Nine months ended September 30, 2005

	General Electric Company and consolidated affiliates
	Earnings (a)	$18,111
Plus:	Interest and other financial charges included in expense	11,569
	One-third of rental expense (b)	482
	Adjusted “earnings”	$30,162

	Fixed Charges:
	Interest and other financial charges	$11,569
	Interest capitalized	81
	One-third of rental expense (b)	482

	Total fixed charges	$12,132

	Ratio of earnings to fixed charges	2.49

(a)	Earnings before income taxes and minority interest.
(b)	Considered to be representative of interest factor in rental expense.